SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)


                              DBS Industries, Inc.
                              --------------------
                                (Name of Issuer)

                        Common Stock, Par Value $0.0004
                        --------------------------------
                         (Title of Class of Securities)


                                   387242 100
                                 (CUSIP Number)

                                 Michael Apatoff
                            c/o DBS Industries, Inc.
                        100 Shoreline Highway, Suite 190A
                          Mill Valley, California 94941

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                October 15, 2002
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

CUSIP No. 387242 100


--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                                MICHAEL APATOFF
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               a [   ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS     2( d)  OR 2(e)  [   ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A

--------------------------------------------------------------------------------

                                  7.       SOLE VOTING POWER

       NUMBER OF                              12,820,363
        SHARES                    ----------------------------------------------
     BENEFICIALLY                 8.       SHARED VOTING POWER
        OWNED                                 0
       BY EACH                    ----------------------------------------------
      REPORTING                   9.       SOLE DISPOSITIVE POWER
     PERSON WITH                              12,820,363
                                  ----------------------------------------------
                                  10.      SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               12,820,363
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [   ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               30.0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.
         -------------------

         This Amendment No. 6 amends and supplements the statement on Schedule 13D filed on April 3, 2002 and amended on April 23, 2002, May 24, 2002, August 7, 2002, August 20, 2002 and September 18, 2002 by Michael Apatoff. This Amendment No. 6 reports the expiration of a Warrant to purchase 1,100,000
Shares at $0.10 per share and 1,250,000 shares at $0.12 per share of DBS Industries, Inc., a Delaware Corporation (the "Issuer"). This Amendment No. 6 relates to shares of Common Stock, par value $0.0004 (the "Shares") of the Issuer. The address of the Issuer's principal executive office is DBS Industries, Inc., 100 Shoreline Highway, Suite 190A, Mill Valley, California 94941. The Reporting Person (as described below) owns 5,878,371 Shares and has the right to acquire 6,941,992 Shares within 60 days that are included in his beneficial ownership as set forth in Item 5.

Item 2.  Identity and Background.
         -----------------------

         a. The person filing this statement is Michael Apatoff (the "Reporting person").

         b. The business address of Michael Apatoff is c/o DBS Industries, Inc. 100 Shoreline Highway, Suite 190A, Mill Valley, California 94941.

         c.  Mr. Apatoff's principal occupation is as an entrepreneur.

         The Reporting Person, during the past five (5) years, has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Not applicable.

Item 4.  Purpose of the Transactions.
         ---------------------------

         Mr.  Apatoff's   Warrants  to  purchase  2,350,000  Shares  expired  on
October 15, 2002.

         Mr. Apatoff will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action:

         a. Mr. Apatoff, subject to and depending upon availability of prices he deems favorable, may purchase additional Shares from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of Mr. Apatoff to do so, he reserves the right to dispose of the Shares held by him in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

         b. Subject to on going evaluation, Mr. Apatoff has no current plans or proposals which relate to or would result in anyof the following:

                  (i) An extraordinary corporate transaction,such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (ii) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (iii) Any  change  in  the  present  Board  of  Directors   or
management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

                  (iv) Any material change in the present capitalization or dividend policy of the Issuer;

                  (v) Any other material change in the Issuer's business or corporate structure;

                  (vi) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (vii) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (viii) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

                  (ix)   Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         a. Mr. Apatoff beneficially owns 12,820,363 or 30.0% of the Shares (includes 5,878,371 Shares, Warrants to purchase 9,178,349 Shares and Options to purchase 63,643 Shares held by Mr. Apatoff.).

         b.   Mr. Apatoff has the sole power to vote and dispose of Shares.

         c. On October 15, 2002, Mr. Apatoff's Warrants to purchase 1,100,000 Shares at $0.10 per Share and 1,250,000 at $0.12 per Share expired.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

         Not applicable.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 16, 2002               /S/ MICHAEL APATOFF
                                       ________________________________
                                       Michael Apatoff, an individual